SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Kadmon Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

48283N106
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283N106	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,692,536 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,692,536 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,536 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN
(1)          Includes 2,211,971 shares of common stock, par value $0.001 (“Common Stock”), of Kadmon Holdings, Inc. (the “Issuer”), issuable upon the conversion of 5% Convertible Preferred Stock (the “Preferred Stock”) of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 26, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants (defined below) on an as-converted basis.
(2)          Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2017, plus 2,211,971 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 26, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALL OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,692,536 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,692,536 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,536 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO
(1)          Includes 2,211,971 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 26, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2)          Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the SEC on May 15, 2017, plus 2,211,971 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 26, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 4 of 7 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,692,536 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,692,536 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,536 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN
(1)          Includes 2,211,971 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 26, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2)          Based on 51,846,521 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the SEC on May 15, 2017, plus 2,211,971 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of March 27, 2017) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on August 5, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed April 3, 2017 (the “Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kadmon Holdings, Inc., a Delaware corporation (the “Issuer”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2.

Item 2.  Identity and Background.
Item 2 is amended and restated as follows:
(a) This statement is filed by:
(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Advisor”), with respect to securities of the Issuer held in the respective accounts of the Funds and the Managed Accounts (each as defined below);
(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (the “General Partner”), with respect to securities of the Issuer held in the respective accounts of the Funds and the Managed Accounts; and
(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”) with respect to securities of the Issuer held in the respective accounts of the Funds and the Managed Accounts.
The Advisor, the General Partner and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.
(c) The principal business of the Advisor is to serve as the investment manager or adviser to GN3 SIP Limited (“GN3”), GoldenTree 2004 Trust (“G2T”), GT NM, LP (“GTNM”), GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, LP (“GTIF”), GoldenTree Credit Opportunities, LP (“GTCO”), GoldenTree Entrust Master Fund SPC (“GSPC”), GoldenTree Master Fund, Ltd. (“GMF” and together with GN3, G2T, GTNM, GTIF, GTCO and GSPC, the “Funds”), a separately managed account managed by the Advisor (the “First Managed Account”), and a second separately managed account managed by the Advisor (the “Second Managed Account”, and together with the First Managed Account, the “Managed Accounts”). By virtue of its position as the investment manager or adviser to the Funds and the Managed Accounts, the Advisor may be deemed to have voting and investment power over the securities of the Issuer directly held by the Funds and the Managed Accounts. The principal business of the General Partner is to serve as the general partner of the Advisor. In addition, as the general partner of the Advisor, the General Partner may be deemed to have voting and investment power over the securities of the Issuer directly held by the Funds and the Managed Accounts. The principal business of Mr. Tananbaum is to serve as the managing member of the General Partner. As the managing member of the General Partner, Mr. Tananbaum may be deemed to have voting and investment power over the securities of the Issuer directly held by the Funds and the Managed Accounts.
(d) None of the Reporting Persons nor any of the Funds or Managed Accounts has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Funds or Managed Accounts has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Citizenship of the Reporting Persons is as follows:
(i) Advisor – Delaware;
(ii) General Partner – Delaware;
(iii) Mr. Tananbaum – United States of America; and

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.
Item 4.  Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
On June 22, 2017, certain of the Funds and Managed Accounts sold an aggregate of 767,363 shares of Common Stock.  On June 23, 2017, certain of the Funds and Managed Accounts sold an aggregate of 369,232 shares of Common Stock.  Item 5(c) is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5(a)-(c) is amended and supplemented by adding thereto the following:
(a) and (b) As of the close of business on June 23, 2017, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Amendment of the Common Stock outstanding.  The percentages used in this Amendment No. 2 are calculated based upon (i) the 51,846,521 shares of Common Stock reported to be outstanding as of May 15, 2017 by the Issuer in its Form 10-Q, filed with the SEC on May 15, 2017, plus, where indicated, (ii) (x) 2,211,971 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 26, 2017) and (y) 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(c)          On June 22, 2017, certain of the Funds and Managed Accounts sold an aggregate of 767,363 shares of Common Stock in open market transactions through a brokerage entity on the New York Stock Exchange at a weighted average price per share of $3.4992.
On June 23, 2017, certain of the Funds and Managed Accounts sold an aggregate of 369,232 shares of Common Stock in open market transactions through a brokerage entity on the New York Stock Exchange at a weighted average price per share of $3.4574.
Item 7.  Material to be Filed as Exhibits.

99.9          Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 26, 2017

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

/s/ Steven A. Tananbaum
STEVEN A. TANANBAUM